Sage Life Investment Trust
                     300 Atlantic Street, Suite 302
                            Stamford, CT 06901

February 22, 2002

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:  Sage Life Investment Trust
     Withdrawal of Registration Statement on Form N-1A
     File Nos. 333-45293 and 811-08623
     Post-Effective Amendment No. 7; Rule 485(a) Filing

Commissioners:

On behalf of Sage Life Investment Trust (the "Trust") I hereby submit this application pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act") for withdrawal of Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A together with all exhibits (the "Amendment"), filed via EDGAR on Form N-1A on November 16, 2001, as a 485APOS (accession number
0000935069-01-500646).

The Trust is requesting that the Amendment be withdrawn because the Trust no longer seeks effectiveness of the registration of the separate Prospectus and Statement of Additional Information therein. No securities have been sold in connection with the Amendment.

The registration of the separate Prospectus and Statement of Additional Information was to become effective on March 1, 2002 in accordance with a delaying amendment filed pursuant to Rule 485(b) as Post-Effective Amendment No. 8 on January 29, 2002. Please issue an order with respect to this application for withdrawal.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been signed by the President of the Trust on this 21st day of February, 2002. Please contact David S. Goldstein at 202-383-0606 or
Jeremy Steich at 610-239-4747 with any questions you may have concerning this application.

Sincerely,
/s/Robin I. Marsden
President

cc:  David S. Goldstein, Esq.
     Susan Harrison, Esq.
     Rebecca A. Marquigny